Exhibit 10.3

Dollar Tree Stores, Inc.

Board of Directors Compensation

Director compensation is established by the Board of Directors and periodically reviewed. On September 21, 2004, the Company’s Board of Directors established a new policy for director compensation based on recommendations by the Board’s Nominating Committee.

Beginning at the 2005 annual meeting of shareholders, the Board has determined that each non-employee director will receive an annual retainer of $80,000, payable quarterly. In addition, the audit committee chair will receive $8,000 and audit committee members will receive $4,000; the other committee chairs and committee members will receive $4,000 and $2,000, respectively.

Directors may defer some or all of their cash fees under our 2003 Director Deferred Compensation Plan and invest in our stock, options or an interest-bearing cash account. The Board monitors director equity ownership to ensure that each director holds an amount of Dollar Tree stock or options that the Board believes appropriately aligns his or her interest with shareholders. Any recommendations as to the amount of fees that a director should defer or that a director should invest in Dollar Tree stock or options will be made on a case-by-case basis as circumstances warrant.

Under the 2003 Non-Employee Director Stock Option Plan, the Board may grant an option for up to 9,000 shares to new directors upon election. The Board of Directors has elected to suspend annual option grants to current non-employee directors at this time.